Basel Medical Group Ltd

6 Napier Road,

Unit #02-10/11 Gleneagles Medical Centre

Singapore 258499

Date: August 28, 2024

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Nudrat Salik Michael Fay Robert Augustin Jane Park

Re:	Basel Medical Group Ltd
Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted June 21, 2024
CIK No. 0002004489

Ladies and Gentlemen:

Basel Medical Group Ltd (the “Company”) hereby submits to the staff (the “Staff”) of the U.S. Securities and Exchanges Commission (the “Commission”) this letter setting forth responses to the comments contained in the Staff’s letter dated July 15, 2024 on the Company’s Draft Registration Statement on Form F-1 previously submitted on June 21, 2024.

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) confidentially to the Commission.

The Staff’s comments are repeated below in bold and are followed by our responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

DRS on Form F-1 Submitted June 21, 2024

Our Growth Prospects, page 57

1.	We note your response to our comment 5, which we reissue. Please remove the global market figure of $48.1 billion for orthopedic devices since this is not your addressable market or revise to specify the products and services that are covered by the $48.1 billion figure and clarify, if true, that you only provide treatments and services representing a small fraction of such market figure. We also refer to your disclosure relating to a study by the National Center for Health Statistics of U.S. adults with chronic pain. Please revise to disclose the applicable percentages for adults in Singapore or Southeast Asia with chronic pain, or revise to balance your disclosure relating to such study accordingly.

Response: Please refer to the revised disclosure in the sections titled “Business—Our Growth Prospects.”

Note 14. Amount Due From a Director, page F-87

2.	We continue to review your response to comment 11 and may have a further comment.

Response: Please refer to the revised disclosures in the sections titled “Business—Our Business Model—Our Medical Practitioners—Dr. Kevin Yip,” “Related Party Transactions” and Notes 14 and 15 to our financial statements.

Kindly address any comments or questions that you have concerning this letter or the draft submission to our attorneys Benjamin Tan Esq. and Martryn Mak Esq. of Sichenzia Ross Ference Carmel LLP at (646) 810-0609 or btan@srfc.law and (646) 963-6393 or mmak@srfc.law.

Thank you for your time and attention.

Very truly yours, For and on behalf of Basel Medical Group Ltd

/s/ Raymond Wai Man Cheung
Name:	Raymond Wai Man Cheung
Position:	Chief Executive Officer